Exhibit 99.1

Therapix Biosciences Announces Positive Data From Recent Pre-Clinical Study for New Drug Candidate THX-210

TEL AVIV, Israel, Oct. 15, 2019 /PRNewswire/ -- Therapix Biosciences Ltd. (NASDAQ: TRPX), a specialty, clinical-stage pharmaceutical company focusing on the development of cannabinoid-based treatments, announced today positive results in its pre-clinical study evaluating THX-210, a proprietary novel pharmaceutical preparation containing non-psychoactive cannabinoid cannabidiol (CBD) and palmitoylethanolamide (PEA). This study is consistent with Therapix’s pipeline to develop cannabinoid based therapies. THX-210 is intended for the treatment of epilepsy, as well as inflammatory conditions.

The study consisted of in vitro tests which examined potential synergy between CBD and PEA. The study was performed in hepatocytes model of fat accumulation, where each compound was tested in a range of concentrations. In these tests, PEA had shown no effect of its own, while the effect of CBD was enhanced by the addition of PEA, lowering the required effective concentration of CBD. Thus, THX-210 has demonstrated superior efficacy as compared to the effect of CBD alone.

“An area of opportunity exists in the treatment of diseases relating to epilepsy and ASD (Autism Spectrum Disorders),” said Ascher Shmulewitz, MD, PhD, Therapix’s Chairman and Interim CEO. “Therapix tested its proprietary THX-210 on in vitro models designed to show its entourage potential. The synergy between the components of THX-210 as reflected in this in vitro study has the potential of reducing side-effects of high dose CBD-rich treatments.”

Adi Zuloff-Shani, CTO of Therapix Biosciences added, “We are very encouraged by these test results as they point to a novel way to utilize a mechanism of action, on which THX-210 is based. This is the first time that PEA was shown to exert a synergy toward CBD in an in vitro model. We are encouraged to further explore this technology in the near future. Due to the unique mechanism of action of THX-210, we see several areas of potential application. THX-210’s successful application could make a meaningful difference for patients.”

About Therapix Biosciences:

Therapix Biosciences Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. Our focus is creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the company is currently engaged in the following drug development programs based on tetrahydrocannabinol (THC): THX-110 for the treatment of Tourette syndrome (TS), for the treatment of obstructive sleep apnea (OSA), and for the treatment of pain; and THX-160 for the treatment of pain. Please visit our website for more information at www.therapixbio.com, the content of which is not part of this press release.

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements when it discusses its preclinical trials, reducing side-effects of high dose CBD-rich treatments, exploring THX-210 related technology in the near future, potential applications of the Company’s technology and product candidates and their ability to make a meaningful difference for patients. In addition, historic results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on the Company’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (SEC) on May 15, 2019, and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

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